Exhibit 99.1

Deloitte Haskins & Sells LLP

Chartered Accountants
Indiabulls Finance Centre
Tower 3, 27th - 32nd Floor
Senapati Bapat Marg
Elphinstone Road (West)
Mumbai - 400 013
Maharashtra, India

Tel: +91 (022) 6185 4000
Fax: +91(022) 6185 4101

October 28, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Ladies and Gentlemen:

We have read Form 6-K dated October 28, 2016 of Vedanta Limited (copy attached), which we understand will be filed with the Commission and are in agreement with the statements contained in paragraphs a) i. to a) v.

We have no basis on which to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

Deloitte Haskins & Sells LLP

Deloitte Haskins & Sells LLP

Regd. Office: 12, Dr. Annie Besant Road, Opp. Shiv Sagar Estate, Worli, Mumbai - 400 018, India. (LLP Identification No. AAB-8737)